Filed by GoAmerica, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: GoAmerica, Inc.
Commission File No.: 0-29359

CONTACTS:

Joe Karp
GoAmerica
Voice: 201-527-1518
jkarp@goamerica.com

INTERNATIONAL DEAF COMMUNITY AND DEAF SPORTS NEWS
FEATURED IN NEW WEEKLY COLUMNS ON i711.COM™

Expanded Community Content and News Headlines Take
i711.com Users Beyond Ordinary Relay

HACKENSACK, NJ - November 3, 2005 -- GoAmerica, Inc. (NASDAQ: GOAM) today announced new, tailored content available to users of its i711.com relay service. A new column called “Crossing Borders,” by Russian author Karina Chupina, focuses on the deaf and hard of hearing community outside the U. S. “Goal Posts,” a new column authored by veteran sports writer Chris Kaftan, will feature news and insight on sports and recreation in the deaf community.

In addition to the exclusive new columns, i711.com added two new sources for community headlines, including content from the Deaf Professional Network and DeafDC.com community news portals.

The new content is available for free to registered i711.com users and displays automatically on their personalized “My i711” page.

“Our customers have told us they prefer our service over alternatives because of the speed and quality of i711.com relay calls,” said Joe Karp, vice president, marketing, for GoAmerica. “But, they’ve also told us they enjoy the weekly articles, open-captioned movie listings, and other i711.com content. By expanding this content, we’re deepening the value of i711.com for our customers, and furthering our vision to deliver a service that is beyond ordinary relay.”

Exclusive Weekly Columns

Originally from St. Petersburg, Russia, Karina Chupina authors “Crossing Borders,” i711.com’s new column about the international deaf community. Ms. Chupina’s background includes extensive international travel and participation in the deaf and hard of hearing communities throughout Europe, Russia, as well as time spent in the U. S. as part of an exchange student program. “Crossing Borders” will discuss the “needs, questions, challenges, achievements, stories and inspirations” of the deaf and hard of hearing community abroad.

“Goal Posts,” i711.com’s new sports and entertainment column, is authored by Chris Kaftan, a former sports editor for Gallaudet University’s Buff and Blue student newspaper and contributing sports writer for Silent News and USA Deaf Sports Federation’s The Torchbearer. Mr. Kaftan says Goal Posts will “explore the lifestyle of sports and recreation in the deaf community,” offering i711.com users a unique perspective on the players and the games.

The new columns join i711.com’s other exclusive weekly columns. These include: “Employment Matters” by Kevin McLeod, which focuses on work-related strategies for people with hearing loss; “Cultural Perspectives,” by Trudy Suggs, which addresses the various cultural aspects of the deaf community; and “Bits, Bytes and Baudot,” by Lisa A. Goldstein, which examines the latest technologies available for people who are deaf or hard of hearing.

Community News Headlines

In addition to the new exclusive columns, i711.com users now have access to headlines from a broader variety of community news sources. Beginning today, users can keep abreast of headlines from Deaf Professional Network and DeafDC.com.

Deaf Professional Network. Deaf Professional Network (DPN) headlines are now available right on the i711.com home page. DPN is a leading deaf e-newsletter, delivered to subscribers twice each month, focusing on news, trends, technologies, laws, policy, education, lifestyles, and issues related to the education and empowerment of deaf professionals and business owners.

DeafDC.com. i711.com users now receive blog headlines from DeafDC.com authors. Updated daily, DeafDC’s blogs address dozens of topics of interest to the deaf and hard of hearing professional community inside and outside of the metro Washington, DC area.

Availability and Demonstration

All i711.com content, including the new columns and news headlines, is available free to registered i711.com users. The content displays automatically on users’ home screens when they sign in at www.i711.com.

Unregistered visitors can register for free at www.i711.com/register. Once registered, new users can access the content once they sign in to www.i711.com.

Consumers in the Rochester, New York area can see a complete demonstration of the i711.com relay service— including its exclusive “smart dialing,” custom calling, and bonus features—by visiting the i711.com booth (#58) at this weekend’s DeafNation Expo, Saturday, November 5, in Henrietta, New York.

To schedule an i711.com demo for a group, organization, or event, send a request to demos@i711.com.

About GoAmerica

GoAmerica provides a wide range of wireless, relay and prepaid communications services, customized for people who are deaf, hard-of-hearing or speech impaired. The Company's vision is to improve the quality of life of its customers by being their premier provider of innovative communication services. For more information on the Company or its services, visit http://www.goamerica.com or contact GoAmerica directly at TTY 201-527-1520, voice 201-996-1717 or via Internet relay by visiting http://www.i711.com.

Safe Harbor

The statements contained in this news release that are not based on historical fact are "forward-looking statements" that are made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve risks and uncertainties, including, but not limited to those of GoAmerica including: (i) our limited operating history; (ii) our ability to successfully manage our strategic alliance with EarthLink; (iii) our dependence on EarthLink to provide billing, customer and technical support to certain of our subscribers; (iv) our ability to respond to the rapid technological change of the wireless data industry and offer new services; (v) our dependence on wireless carrier networks; (vi) our ability to respond to increased competition in the wireless data industry; (vii) our ability to integrate acquired businesses and technologies, including Hands On (if the merger is closed); (viii) our ability to generate revenue growth; (ix) our ability to increase or maintain gross margins, profitability, liquidity and capital resources; and (x) difficulties inherent in predicting the outcome of regulatory processes. Such risks and others are more fully described in the Risk Factors set forth in our filings with the Securities and Exchange Commission. Our actual results could differ materially from the results expressed in, or implied by, such forward-looking statements. GoAmerica is not obligated to update and does not undertake to update any of its forward looking statements made in this press release. Each reference in this news release to “GoAmerica”, the “Company” or “We”, or any variation thereof, is a reference to GoAmerica, Inc. and its subsidiaries. “GoAmerica” and “WyndTell” are registered trademarks of GoAmerica. “i711”, “i711.com”, and “Clear Mobile” are trademarks, and “Relay and Beyond” is a service mark of GoAmerica. Other names may be trademarks of their respective owners.

Additional Information

On July 6, 2005, GoAmerica entered into a merger agreement with Hands On Video Relay Services and related parties. GoAmerica, Inc. plans to file a Registration Statement on SEC Form S-4 in connection with the merger with Hands On and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT GOAMERICA, HANDS ON, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, GoAmerica files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by GoAmerica at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC’s other public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. GoAmerica’s filings with the SEC also are available to the public at the web site maintained by the SEC at http//www.sec.gov. Hands On, its directors, executive officers and certain members of management and employees may be soliciting proxies from Hands On’s shareholders in favor of the adoption of the merger and the merger agreement. GoAmerica, its directors, executive officers, and certain members of management and employees may be soliciting proxies from GoAmerica’s shareholders to authorize the issuance of the shares of GoAmerica common stock issuable pursuant to the merger agreement. A description of any interests that Hands On’s directors and executive officers, or that GoAmerica’s directors and executive officers, have in the merger will be available in the Proxy Statement/Prospectus. This press release does not constitute an offer of any securities for sale.

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